TABLE II ADDENDUM - SECURITIES SOLD DURING THE PAST 3 MONTHS

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
Satish Ravella 3 Park Ave, 33rd Floor New York, NY	Class A Common Stock	12/15/2023	5,723	$ 48,705.00